

Jason A. · 3rd

Leading and Investing in Energy Technology

San Francisco, California, United States · **Contact info**

500+ connections

🔒 **Message**   (More)

 Next Thing Tech

 San Diego State University

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Experience



President
Next Thing Tech
Jan 2019 – Present · 3 yrs
San Francisco Bay Area

NTT has successfully launched products in hardware and computing. Today, Next Thing Technologies is building next generation batteries under its Next Bolt brand. These novel batteries are allowing you to not only save money on your energy bill, but are also part of creating energy independence, redundancy and a decentralized infrastructure.



Head of Growth
GlobeIn
Feb 2020 – Jun 2021 · 1 yr 5 mos
San Francisco Bay Area

We are a mission driven fair trade entity doing as much as good as we can. Worked with team of talented people who all care about the mission of connecting artisans in remote areas of the world to the global economy. In 2019 we sourced from 43 countries, worked with 5479 artisans, and purchased over 351,128 different products from them all following Fair Trade protc ...see more

> 🖼️ **2019 Impact Report |**
> 🔗 **GlobeIn**



Founder
UPFIZZ Media Network
2014 – 2018 · 4 yrs
San Francisco

Built Profitable Growth Model that Reached 50m US users in one month. Our assets were eventually acquired by a media holding company.
Built internal product automation for user acquisition, ad yield, ad operations, etl, visualization, bi infra   ...see more



Executive Growth Consultant
Hired, Inc.
2015 · less than a year
San Francisco Bay Area

Worked with Interim CMO to evaluate UA team, process and strategy.
Met with channel leads and dove into exact strategy, opportunities and problems.
Helped isolate biggest roadblock and investment areas for CMO which aided in large scale successful growth.



Co-Founder
App Empire
2012 – 2014 · 2 yrs
San Francisco Bay Area

iOS App Portfolio Company with over 75m Downloads that was sold and later turned into an Education business where we taught thousands to successfully build their own Apps and App Businesses.
Managed a successful product launch from start to finish that did 3m in sales in the firs ...see more

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Education



San Diego State University
BS, Finance
2001 – 2004

Specialization: International Finance , Portfolio Management Theory

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Skills & endorsements

Email Marketing · 45

 Endorsed by **Jon Correll, who is highly skilled at this**

 Endorsed by **2 of Jason's colleagues at Lyft**

SEO · 29

Ian Nagy and 28 connections have given endorsements for this skill

Social Networking · 27

Ian Nagy and 26 connections have given endorsements for this skill

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Recommendations

Received (5)   Given (4)



Amit Patel
Director, Emerging Business Development at Lyft
May 12, 2009, Amit worked with Jason but at different companies

Jason is one of the more dynamic and creative people I've met in a long time. Along with being a great friend, he is also a very talented and capable entrepreneur. He possesses a wide range of knowledge in areas ranging from search engine optimization to networking. I'd recommend that anyone work with Jas... See more



Christine Johanson
CEO of Iconoclast Entertainment
February 12, 2009, Christine worked with Jason but at different companies

Jason holds the keys to successful networking, is effervescent by nature and is a force to be reckoned with and one to admire for his creative marketing strategies and skills. I look forward to working with him in the future.

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